UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2006

Commission File Number 000-51505

PHARMAXIS LTD

(Translation of registrant’s name into English)

Unit 2, 10 Rodborough Road

Frenchs Forest

NSW 2086

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Pharmaxis Ltd

ABN 75 082 811 630

ASX Preliminary final report – 30 June 2006

Lodged with the ASX under Listing Rule 4.3A

This report is to be read in conjunction with the annual report dated 30th August 2005 and any public announcements made by during the reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

Contents
Results for announcement to the market (Appendix 4E item 2)	2

Other Appendix 4E information (Appendix 4E item 9)	2

Commentary on results for the period (Appendix 4E item 14)	3

Status of audit (Appendix 4E items 15 to 17)	7

Financial report (Appendix 4E items 3 to 8, 10 to 12)	Attachment 1

1

Pharmaxis Ltd

ABN 75 082 811 630

Reporting period: Year ended 30th June 2006

(Previous corresponding period: Year ended 30th June 2005)

Results for announcement to the market

				A$’000
Revenue from ordinary activities	Up	91%	to	5,589

Profit / (Loss) from ordinary activities after tax	Up	70%	to	(17,733)

Net profit / (loss) for the year attributable to members	Up	70%	to	(17,733)

Dividends

It is not proposed to pay a dividend

Other Appendix 4E information

	30 June 2006	30 June 2005
Net tangible assets per ordinary share	$0.55	$0.25

2

Commentary on results for the period (Appendix 4E item 14)

Overview

Major milestones achieved during the year include:

•	The Group’s first product Aridol was approved for sale by the Australian Therapeutic Goods Administration (TGA) and was subsequently launched in March to the Australian pulmonary specialist community at the Thoracic Society of Australia and New Zealand annual conference.

•	Subsequent to the successful auditing of the Group’s GMP manufacturing facility at French Forest by the TGA, the licence to manufacture for both Aridol and Bronchitol was upgraded and manufacture of Aridol for commercial supply commenced. The first commercial batches of Aridol were available in mid June.

•	An Australian sales force was recruited, trained and commenced promoting Aridol to the respiratory community. The Group’s first orders were taken, first product shipped and the first product sales were recorded.

•	Successful completion of a Phase II clinical trial of Bronchitol in cystic fibrosis.

•	Commencement of European operations and appointment of the Group’s first two European distributors

•	Commencement of a final US pre-registration trial of Aridol

•	Commencement of a Phase III trial of Bronchitol in bronchiectasis

•	Commencement and closing recruitment in a label extension study of Aridol in COPD

•	Commencement of a Phase II dose ranging trial of Bronchitol in cystic fibrosis

•	Commencement of a Phase II comparator trial of Bronchitol in cystic fibrosis

•	The European Medicines Agency granted the Group Orphan Drug status for Bronchitol for cystic fibrosis

•	Establishment of Sydney-based research laboratories

•	Successfully listing on the US Nasdaq Global Market, and subsequently successfully concluding a global capital raising of $87 million on both the ASX and NASDAQ

3

Financial Highlights

	Consolidated
	2006	2005
	$’000	$’000
Revenue from continuing operations
Revenue from sale of goods	8	—
Cost of sales	(2)	—

Gross profit	6	—

Government research grants	1,299	1,219
Interest income	4,282	1,702
Other expenses from ordinary activities
Research & development expenses	(16,364)	(9,154)
Administration expenses	(4,051)	(3,105)
Commercial expenses	(1,776)	(847)
Fair value of stock options issued to employees related to:
Research & development	(614)	(115)
Administration	(335)	(29)
Commercial	(175)	(116)

Profit before income tax	(17,728)	(10,445)
Income tax expense	(5)	—

Profit for the year	(17,733)	(10,445)

Sales orders received	122	—

Backlog of outstanding sales orders	113	—

Cash and bank accepted commercial bills	97,840	33,390

Net assets	98,888	35,467

Revenue from continuing operations:

Following approval of Aridol for sale and marketing and the issue of the Group’s commercial manufacturing licence by the Australian Therapeutics Goods Administration, the first product was shipped to customers in mid June. By 30 June 2006 the Group had booked sales orders totalling $121,611 and had shipped product to customers totalling $8,383. The backlog of outstanding sales orders at 30 June 2006 was $113,228, including a large order from a US Biopharmaceutical who will be using Aridol in a series of Phase II clinical trials of a new asthma treatment they are developing. Gross margin was 75% of sales.

Grant income:

Approximately 65% of grant income in 2006 derives from the Pharmaceutical Partnerships Program (P3) grant awarded to the Group in April 2004. This grant payable to Pharmaxis is 30% of the increase of eligible R&D expenditure over a base amount derived from average prior year expenditures. The increase in the P3 grant in 2006 correlates with the increased level of research expenditure in 2006. The remainder of the grant income relates to the R&D Start Grant for

4

the development of new treatments for cystic fibrosis which was awarded to the Group in June 2003, and which concluded in December 2005. The R&D Start Grant payable to Pharmaxis is 50% of eligible expenditure on the research project, and the decrease in the income for this grant compared to 2005 when most of the grant income related to the R&D Start Grant, correlates to the project concluding half way through the financial year.

Interest:

The increase in interest income is attributable to the greater level of funds invested during fiscal 2006. The Group started the current fiscal year with $33 million of cash and bank accepted bills of exchange, to which was added approximately $80 million in November 2005 from the capital raising undertaken in Australia and the United States. By contrast, the Group started the 2005 fiscal year with $25.2 million of cash and bank accepted bills of exchange, to which was added approximately $19 million in November and December 2004 from a share placement and share purchase plan.

Research & development expenses:

Research & development expenses increased by approximately $7.2 million in 2006 compared to 2005. There are five components to the research & development expenses: The research unit based at the John Curtin School of Medical Research within the Australian National University accounted for approximately five percent of our total research and development expenditure in the current year. The research unit is focused on autoimmune diseases. The level of expenditure in fiscal 2006 for this research unit has increased by approximately two percent compared to the 2005 financial year.

During the last half of the financial year we established a drug discovery unit based in leased laboratories at North Ryde. This unit accounted for approximately two percent of our total research and development expenditure in the current year. It is focused on autoimmune and respiratory drug discovery and is complementary to the work carried out at the Australian National University. This area of expenditure accounted for approximately four percent of the increase in overall research & development expenditure during the current year.

The preclinical development unit located at our Frenchs Forest facility accounted for approximately twelve percent of our total research and development expenditure in current year and increased by approximately 38 percent compared to the 2005 financial year. This unit is managing the outsourced safety/toxicology studies of the Aridol and Bronchitol products and the preclinical development of lead compounds in the autoimmune area. Over 90 percent of expenditure in the current year related to Bronchitol long term safety studies. This area of research accounted for approximately seven percent of the increase in overall research & development expenditure during the current year.

The clinical unit located at our Frenchs Forest facility accounted for approximately 61 percent of our total research and development expenditure in the current year and increased by approximately 118 percent compared to the 2005 financial year. The clinical unit designs and manages the clinical trials run by Pharmaxis. The majority of the expenditures of this unit are directed at hospitals and other services related to the conduct and analysis of clinical trials. This increase in expenditure reflects the number of clinical trials ongoing during fiscal 2006. This area of research accounted for approximately 75 percent of the increase in overall research & development expenditure during the current year.

Before the change of its TGA licence in April 2006, the manufacturing facility at Frenchs Forest was totally focused on producing material for clinical trials and developing enhanced manufacturing processes. Manufacturing expenses for the financial year have therefore mainly been classified as a research & development expenditure, with the small amount of expenses relating to the Aridol product sold classified as cost of sales. Manufacturing accounted for approximately 20 percent of our total research and development expenditure in the current year and increased by approximately 40 percent compared to the 2005 financial year, reflecting additional manufacturing capacity/productivity research and product stability studies required to support registration applications. This area of expenditure accounted for approximately 13 percent of the increase in overall research & development expenditure during the current year.

Commercial expenses:

The commercial department is responsible for sales and marketing. Commercial expenses for the 2006 financial year were $1.8 million, an increase of approximately 109% over the 2005 financial year. The commercial launch of Aridol was the predominant cause of the increased level of expenses involving the hiring of a sales and marketing manager and a sales team of five, and the state by state presentations of Aridol to the respiratory communities. The creation of a European Pharmaxis operation also added to commercial expenses in the year. The operation, based in the UK and employing two people, is required to coordinate and manage the marketing/distribution partners we are appointing to market, sell and distribute Aridol throughout Europe.

5

Administration expenses:

Administration expenses include accounting, administration, office, recruitment, legal and public company costs. Administration expenses for the current year were $4.1 million, an increase of 30 percent over the prior comparable period. This increase in expenses reflects growth in the size and complexity of the Group’s operations, as well as the incremental costs of being listed on both the ASX and Nasdaq.

Fair value of stock options issued to employees:

The employee option related expense increased from $260,000 in 2005 to $$1.1 million in the 2006 financial year. The valuation and amortization methodology is discussed elsewhere in this report and the financial statements. The increase in the recorded expense is the result of three factors: the increase in the number of employees working for the Group all of whom are issued options upon commencement; the issue in August 2005 of an annual grant of options to all employees, the first Group wide issue of options since May 2003; and the increase in the Pharmaxis share price which is a major determinate of the valuation.

Income tax expense:

Income tax expense relates to income generated by the Group’s UK subsidiary which was incorporated during the year and is currently reimbursed for its expenditures on a cost plus basis upon which tax is payable.

6

Status of audit (Appendix 4E items 15 to 17)

This preliminary final report is based on accounts which have been audited. The audit report, which was unqualified, will be made available when the Company lodges its complete Directors’ and Financial Reports.

7

Attachment 1

Pharmaxis Ltd

Annual financial report – 30 June 2006

This financial report covers both Pharmaxis Ltd as an individual entity and the consolidated entity consisting of Pharmaxis Ltd and its subsidiary. The financial report is presented in the Australian currency.

Pharmaxis Ltd is a company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Pharmaxis Ltd

Unit 2, 10 Rodborough Road

Frenchs Forest, Australia 2086.

Pharmaxis Ltd

Income statements

For the year ended 30 June 2006

		Consolidated	Parent entity
		2006	2006	2005
	Notes	$’000	$’000	$’000
Revenue from continuing operations

Revenue from sale of goods	2	8	8	—
Cost of sales		(2)	(2)	—

Gross profit		6	6	—

Other revenue	2	4,282	4,282	1,702
Other income	3	1,299	1,299	1,219

Other expenses from ordinary activities	4
Research & development expenses		(16,978)	(16,978)	(9,269)
Administration expenses		(4,386)	(4,386)	(3,134)
Commercial expenses		(1,951)	(1,975)	(963)

Loss before income tax		(17,728)	(17,752)	(10,445)
Income tax expense	5	(5)	—	—

Loss for the year		(17,733)	(17,752)	(10,445)

Earnings per share:		Cents	Cents	Cents
Basic earnings / (loss) per share	28	(11.1)	(11.1)	(8.4)
Diluted earnings / (loss) per share	28	(11.1)	(11.1)	(8.4)

The above income statements should be read in conjunction with the accompanying notes.

Pharmaxis Ltd

Balance sheets

As at 30 June 2006

		Consolidated	Parent entity
		2006	2006	2005
	Notes	$’000	$’000	$’000
ASSETS
Current assets
Cash and cash equivalents	6	97,840	97,822	33,390
Trade and other receivables	7	1,371	1,371	702
Inventories	8	100	100	—

Total current assets		99,311	99,293	34,092

Non-current assets
Receivables	9	284	284	—
Other financial assets	10	272	267	262
Plant and equipment	11	3,205	3,205	2,477
Intangible assets	12	1,195	1,195	1,106

Total non-current assets		4,956	4,951	3,845

Total assets		104,267	104,244	37,937

LIABILITIES
Current liabilities
Trade and other payables	13	5,257	5,259	2,287
Other liabilities	14	48	48	103
Current tax liabilities		5	—	—

Total current liabilities		5,310	5,307	2,390

Non-current liabilities
Provisions	15	63	63	26
Other liabilities	16	6	6	54

Total non-current liabilities		69	69	80

Total liabilities		5,379	5,376	2,470

Net assets		98,888	98,868	35,467

EQUITY
Contributed equity	17	134,745	134,745	54,716
Reserves	18 (a)	2,522	2,521	1,397
Accumulated losses	18 (b)	(38,379)	(38,398)	(20,646)

Total equity		98,888	98,868	35,467

The above balance sheets should be read in conjunction with the accompanying notes.

Pharmaxis Ltd

Statements of changes in equity

For the year ended 30 June 2006

		Consolidated	Parent entity
		2006	2006	2005
	Notes	$’000	$’000	$’000
Total equity at the beginning of the financial year		35,467	35,467	26,631

Exchange differences on translation of foreign operations	18(a)	1	—	—

Net income recognised directly in equity		1	—	—
Loss for the year		(17,733)	(17,752)	(10,445)

Total recognised income and expense for the year		(17,732)	(17,752)	(10,445)

Contributions of equity, net of transaction costs	17(a)	80,029	80,029	19,021
Employee share options	18(a)	1,124	1,124	260

Total equity at the end of the financial year		98,888	98,868	35,467

The above statements of changes in equity should be read in conjunction with the accompanying notes.

Pharmaxis Ltd

Cash flow statements

For the year ended 30 June 2006

		Consolidated	Parent entity
		2006	2006	2005
	Notes	$’000	$’000	$’000
Cash flows from operating activities
Receipts from customers (inclusive of goods and services tax)		1	1	—
Payments to suppliers and employees
(inclusive of goods and services tax)		(18,960)	(18,978)	(12,074)

		(18,959)	(18,977)	(12,074)

Research grant receipts from government		902	902	1,097
Interest received		4,282	4,282	1,702
Income taxes paid		—	—	—

Net cash outflow from operating activities	27	(13,775)	(13,793)	(9,275)

Cash flows from investing activities
Payments for plant and equipment		(1,572)	(1,572)	(1,539)
Payments for intangible assets		(232)	(232)	(34)

Net cash outflow from investing activities		(1,804)	(1,804)	(1,573)

Cash flows from financing activities
Proceeds from issues of shares		87,080	87,080	19,834
Share issue transaction costs		(7,051)	(7,051)	(813)

Net cash inflow from financing activities		80,029	80,029	19,021

Net increase in cash and cash equivalents		64,450	64,432	8,173
Cash and cash equivalents at the beginning of the financial year		33,390	33,390	25,217

Cash and cash equivalents at the end of the financial year	6	97,840	97,822	33,390

The above cash flow statements should be read in conjunction with the accompanying notes.

Pharmaxis Ltd

Notes to the financial statements

30 June 2006

Contents of the notes to the financial statements

Pharmaxis Ltd

Notes to the financial statements

30 June 2006

(continued)

1.	Summary of significant accounting policies

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial report includes separate financial statements for Pharmaxis Ltd as an individual entity and the consolidated entity consisting of Pharmaxis Ltd and its subsidiary.

(a)	Basis of preparation

This general purpose financial report has been prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRSs), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act 2001.

Compliance with IFRSs

Australian Accounting Standards include AIFRSs. Compliance with AIFRSs ensures that the consolidated financial statements and notes of Pharmaxis Ltd comply with International Financial Reporting Standards (IFRSs). The parent entity financial statements and notes also comply with IFRSs except that it has elected to apply the relief provided to parent entities in respect of certain disclosure requirements contained in AASB 132 Financial Instruments: Presentation and Disclosure.

Application of AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards

These financial statements are the first Pharmaxis Ltd financial statements to be prepared in accordance with AIFRSs. AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards has been applied in preparing these financial statements.

Financial statements of Pharmaxis Ltd until 30 June 2005 had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs in certain respects from AIFRS. When preparing Pharmaxis Ltd 2006 financial statements, management has amended certain accounting, valuation and consolidation methods applied in the AGAAP financial statements to comply with AIFRS.

Reconciliations and descriptions of the effect of transition from previous AGAAP to AIFRSs on the Group’s equity and its net income are given in note 31.

Historical cost convention

These financial statements have been prepared under the historical cost convention.

Critical accounting estimates

The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. Management believe that any estimation uncertainty would not have a significant risk of causing a material adjustment to the carrying values of assets and liabilities and no judgements were made that could have significant effects on the amounts recognised in the financial report.

(b)	Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Pharmaxis Ltd (“company” or “parent entity”) as at 30 June 2006 and the results of all subsidiaries for the year then ended. Pharmaxis Ltd and its subsidiaries together are referred to in this financial report as the Group or the consolidated entity. For the year ended 30 June 2005 there were no subsidiaries and therefore no consolidated accounts were prepared for the year.

Subsidiaries are all those entities over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Investments in subsidiaries are accounted for at cost in the individual financial statements of Pharmaxis Ltd.

Pharmaxis Ltd

Notes to the financial statements

30 June 2006

(continued)

1.	Summary of significant accounting policies (continued)

(c)	Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

(d)	Foreign currency translation

(i)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Australian dollars, which is Pharmaxis Ltd’s functional and presentation currency.

(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

(iii)	Group companies

The results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•	income and expenses for each income statement are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are taken to shareholders’ equity. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, a proportionate share of such exchange differences are recognised in the income statement, as part of the gain or loss on sale where applicable.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entities and translated at the closing rate.

(e)	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns and trade allowances. Revenue is recognised for the major business activities as follows:

(i)	Sale of goods

A sale is recorded when goods have been despatched to the customer.

(ii)	Interest income

Interest income is recognised on a time proportion basis using the effective interest method, see note 1(j).

(f)	Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Company will comply with all attached conditions. When the company receives income in advance of incurring the relevant expenditure, it is treated as deferred income as the company does not control the income until the relevant expenditure has been incurred.

Government grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs that they are intended to compensate.

Pharmaxis Ltd

Notes to the financial statements

30 June 2006

(continued)

1.	Summary of significant accounting policies (continued)

Government grants relating to the purchase of plant and equipment are included in non-current liabilities as deferred income and are credited to the income statement on a straight-line basis over the expected lives of the related assets.

(g)	Income tax

The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

(h)	Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases (note 22). Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

(i)	Impairment of assets

Intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

(j)	Cash and cash equivalents

For purposes of the statement of cash flows, cash includes cash on hand, deposits at call and bank accepted commercial bills, which are subject to an insignificant risk of changes in value.

Bank accepted commercial bills are acquired at a discount to their face value. The bills are carried at cost plus a portion of the discount recognised as income on an effective yield basis. The discount brought to account each period is accounted for as interest received.

(k)	Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost, less provision for doubtful debts. Trade receivables are due for settlement no more than 30 days from date of invoice.

Pharmaxis Ltd

Notes to the financial statements

30 June 2006

(continued)

1.	Summary of significant accounting policies (continued)

Collectibility of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial. The amount of the provision is recognised in the income statement.

(l)	Inventories

Raw materials, work in progress and finished goods are stated at the lower of cost and net realisable value. Cost comprises direct materials, direct labour and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity. Costs are assigned to individual items of inventory on basis of weighted average costs. Costs of purchased inventory are determined after deducting rebates and discounts. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(m)	Plant and equipment

Plant and equipment is stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Depreciation on other assets is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives, as follows:

Plant and equipment	5 –10 years
Computer equipment	4 years
Leasehold improvements	1.5 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 1(i)).

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement.

(n)	Intangible assets

(i)	Patents

Patents have a finite useful life and are carried at cost less accumulated amortisation and impairment losses. Amortisation is calculated using the straight-line method to allocate the cost of the patents over their estimated useful lives, which vary from 12 to 20 years.

(ii)	Trademarks

Trademarks have a finite useful life and are carried at cost less accumulated amortisation and impairment losses. Amortisation is calculated using the straight-line method to allocate the cost of the trademarks over their estimated useful lives, which are assessed as 20 years.

(iii)	Research and development

Research expenditure is recognised as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when it is probable that the project will be a success considering its commercial and technical feasibility and its costs can be measured reliably. Other development expenditures that do not meet these criteria are recognised as an expense as incurred.

(iv)	Software

Software licenses are carried at cost less accumulated amortisation and impairment losses. Amortisation is calculated using the straight-line method to allocate the cost of the software over their estimated useful lives, which vary from 3 to 5 years.

Pharmaxis Ltd

Notes to the financial statements

30 June 2006

(continued)

1.	Summary of significant accounting policies (continued)

(o)	Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

(p)	Employee benefits

(i)	Wages and salaries and annual leave

Liabilities for wages and salaries, including non-monetary benefits and annual leave expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees’ services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled.

(ii)	Long service leave

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

(iii)	Retirement benefit obligations

Contributions to defined contribution funds are recognised as an expense as they become payable.

(iv)	Share-based payments

Share-based compensation benefits are provided to employees via the Pharmaxis Employee Option Plan. Information relating to these schemes is set out in note 30. The fair value of options granted under the option plan is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options.

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the share price at grant date and expected price volatility of the underling share, the expected dividend yield and the risk-free interest rate for the term of the option.

The fair value of the options granted excludes the impact of any non-market vesting conditions (for example, performance targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the Company revises its estimate of the number of options that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate.

The entity has not applied the exemption available under AASB1 paragraph 25B to only recognise an expense on options granted prior to 7th November 2002 and/or vested before 1st January 2005.

(v)	Bonus plans

The Group recognises a liability and an expense for bonuses where contractually obliged or where there is a past practice that has created a constructive obligation.

(vi)	Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

Pharmaxis Ltd

Notes to the financial statements

30 June 2006

(continued)

1.	Summary of significant accounting policies (continued)

(q)	Contributed equity

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options (net of recognised tax benefits) are shown in equity as a deduction from the proceeds. Incremental costs directly attributable to the issue of new shares or options for the acquisition of a business are not included in the cost of the acquisition as part of the purchase consideration.

(r)	Earnings per share

(i)	Basic earnings per share

Basic earnings per share is calculated by dividing net result after income tax attributable to equity holders of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year.

(ii)	Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares. At present, the potential ordinary shares are anti-dilutive, and have therefore not been included in the dilutive earnings per share calculations.

(s)	Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the balance sheet.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flow.

(t)	Rounding of amounts

The company is of a kind referred to in Class order 98/0100, issued by the Australian Securities and Investments Commission, relating to the “rounding off” of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, the nearest dollar.

(u)	New accounting standards and UIG interpretations

Certain accounting standards and UIG interpretations have been published that are not mandatory for 30 June 2006 reporting periods. The Group notes that none of these are applicable to their operations.

Pharmaxis Ltd

Notes to the financial statements

30 June 2006

(continued)

2.	Revenue

	Consolidated	Parent entity
	2006	2006	2005
	$’000	$’000	$’000
Sales revenue
Sale of goods	8	8	—

Other revenue
Interest	4,282	4,282	1,702

3.	Other income

	Consolidated	Parent entity
	2006	2006	2005
	$’000	$’000	$’000
Government grants	1,299	1,299	1,219

Government grants comprised the following:

i.	R&D START program grants of $444,313 (2005: $1,179,626).

ii.	Australian Government’s Pharmaceuticals Partnerships Program (“P3”) grants of $848,476 (2005: $Nil).

iii.	NSW Department of State and Regional Development commercial grants of $6,135 (2005: $40,000).

4.	Expenses

	Consolidated	Parent entity
	2006	2006	2005
	$’000	$’000	$’000
Loss before income tax includes the following specific expenses:
Depreciation (note 11)
Plant and equipment	592	592	450
Computer equipment	77	77	39
Leasehold improvements	26	26	47

Total depreciation	695	695	536
Impairment of plant & equipment (note 11)	109	109	—
Amortisation (note 12)
Patents	91	91	90
Software	6	6	—

Total amortisation	97	97	90
Impairment of intangible assets (note 12)	46	46	—
Net loss on disposal of plant and equipment	40	40	—
Rental expense relating to operating leases	371	371	327
Net foreign exchange losses	5	5	—
Employee benefits expense
Defined contribution superannuation expense	337	329	196
Other employee benefits expenses	5,498	5,340	3,543

Pharmaxis Ltd

Notes to the financial statements

30 June 2006

(continued)

5.	Income tax expense

	Consolidated	Parent entity
	2006	2006	2005
	$’000	$’000	$’000
(a) Numerical reconciliation of income tax expense to prima facie tax payable
Loss before income tax expense	(17,733)	(17,752)	(10,445)

Tax at the Australian tax rate of 30% (2005 - 30%)	(5,320)	(5,325)	(3,134)
Tax effect of amounts which are not deductible
(taxable) in calculating taxable income:
Share-based payments	337	337	78
Government research tax incentives	(1,556)	(1,556)	(419)
Sundry items	(9)	(9)	27

	(6,548)	(6,553)	(3,448)
Under provision in prior years	(370)	(370)	(413)

Total	(6,918)	(6,923)	(3,861)
Deferred tax benefits not recognised (*)	6,923	6,923	3,861

Income tax expense	5	—	—

* Excluding deferred tax benfit of $ 2,115,000 relating to items charged to equity not recognised
(b) Deferred tax balances
Deferred tax asset comprises temporary differences attributable to the following:
Employee benefits	105	105	67
Share capital raising costs	2,313	2,313	806
Revenue in advance	16	16	30

	2,434	2,434	903
Deferred tax assets attributable to temporary differences which are not recognised	(2,434)	(2,434)	(903)

	—	—	—

(c) Tax losses
Unused tax losses for which no deferred tax asset has been recognised	47,880	47,880	22,830

Potential tax benefit @ 30%	14,364	14,364	6,849

All unused tax losses were incurred by the parent entity.

6.	Current assets – Cash and cash equivalents

	Consolidated	Parent entity
	2006	2006	2005
	$’000	$’000	$’000
Cash at bank and in hand	342	324	80
Deposits at call	349	349	855
Bank accepted commercial bills	97,149	97,149	32,455

	97,840	97,822	33,390

Pharmaxis Ltd

Notes to the financial statements

30 June 2006

(continued)

6.	Current assets – Cash and cash equivalents (continued)

The average interest rate on cash and bank balances is 3.9% (2005: 3.6%).

Bank accepted commercial bills mature in July, August and September 2006. The weighted average interest rate on the bank accepted commercial bills is 5.8% (2005: 5.6%).

Refer to note 29 for information on financial risks.

7.	Current assets – Trade and other receivables

	Consolidated	Parent entity
	2006	2006	2005
	$’000	$’000	$’000
Trade receivables	7	7	—
Provision for doubtful debts	—	—	—

	7	7	—
Government research grants receivable	400	400	106
Prepayments	781	781	508
Other receivables	183	183	88

	1,371	1,371	702

8.	Current assets – Inventories

	Consolidated	Parent entity
	2006	2006	2005
	$’000	$’000	$’000
Raw materials - at cost	37	37	—
Finished goods - at cost	63	63	—

	100	100	—

9.	Non-current assets – Receivables

	Consolidated	Parent entity
	2006	2006	2005
	$’000	$’000	$’000
Prepayments	284	284	—

10.	Non-current assets – Other financial assets

	Consolidated	Parent entity
	2006	2006	2005
	$’000	$’000	$’000
Shares in subsidiaries (note 24)	—	—	—
Security deposits	272	267	262

	272	267	262

Pharmaxis Ltd

Notes to the financial statements

30 June 2006

(continued)

10.	Non-current assets – Other financial assets (continued)

The value of the shares held in subsidiaries is $2 which has been rounded to $Nil for the purposes of disclosure. This is valued at cost.

The security deposits are carried at cost plus a portion of the discount recognised as income on an effective yield basis. The discount is brought to account as interest. They mature within 6-12 months and earn interest of 5.9%.

11.	Non-current assets – Plant and equipment

	Plant and equipment	Computer equipment	Leasehold improvements	Total
Consolidated and parent entity
	$‘000	$’000	$’000	$’000
At 1 July 2004
Cost	1,848	125	152	2,125
Accumulated depreciation	(557)	(29)	(65)	(651)

Net book amount	1,291	96	87	1,474

Year ended 30 June 2005
Opening net book amount	1,291	96	87	1,474
Additions	1,432	94	13	1,539
Depreciation charge	(450)	(39)	(47)	(536)

Closing net book amount	2,273	151	53	2,477

At 30 June 2005
Cost	3,280	219	165	3,664
Accumulated depreciation	(1,007)	(68)	(112)	(1,187)

Net book amount	2,273	151	53	2,477

Year ended 30 June 2006
Opening net book amount	2,273	151	53	2,477
Additions	1,302	270	—	1,572
Disposals	(25)	(15)	—	(40)
Depreciation charge	(592)	(77)	(26)	(695)
Impairment charge (*)	(109)	—	—	(109)

Closing net book amount	2,849	329	27	3,205

At 30 June 2006
Cost	4,532	435	162	5,129
Accumulated depreciation	(1,683)	(106)	(135)	(1,924)

Net book amount	2,849	329	27	3,205

(*)	The impairment charge relates to the write-down of an item of plant & equipment which was taken out-of-service.

Included in opening 1 July 2005 plant and equipment was $216,000 of capital work-in-progress, which was capitalised during the financial year.

12.	Non-current assets – Intangible assets

Consolidated and parent entity	Patents	Trademarks	Software	Total
	$‘000	$’000	$’000	$’000
At 1 July 2004
Cost	1,555	2	—	1,557
Accumulated amortisation	(395)	—	—	(395)

Net book amount	1,160	2	—	1,162

Pharmaxis Ltd

Notes to the financial statements

30 June 2006

(continued)

12.	Non-current assets – Intangible assets (continued)

Consolidated and parent entity	Patents $’000	Trademarks $’000	Software $’000	Total $’000
Year ended 30 June 2005
Opening net book amount	1,160	2	—	1,162
Additions	34	—	—	34
Amortisation charge	(90)	—	—	(90)

Closing net book amount	1,104	2	—	1,106

At 30 June 2005
Cost	1,589	2	—	1,591
Accumulated amortisation	(485)	—	—	(485)

Net book amount	1,104	2	—	1,106

Year ended 30 June 2006
Opening net book amount	1,104	2	—	1,106
Additions	31	57	144	232
Impairment charge (*)	(46)	—	—	(46)
Amortisation charge	(91)	—	(6)	(97)

Closing net book amount	998	59	138	1,195

At 30 June 2006
Cost	1,574	59	144	1,777
Accumulated amortisation and impairment	(576)	—	(6)	(582)

Net book amount	998	59	138	1,195

(*)	The impairment charge relates to the write-down of Patent Family 6 which was allowed to lapse.

13.	Current liabilities – Trade and other payables

	Consolidated	Parent entity
	2006	2006	2005
	$’000	$’000	$’000
Trade payables	813	813	757
Other payables	4,444	4,390	1,530
Loans from related party	—	56	—

	5,257	5,259	2,287

14.	Current liabilities – Other liabilities

	Consolidated	Parent entity
	2006	2006	2005
	$’000	$’000	$’000
Deferred government research grants	48	48	103

Pharmaxis Ltd

Notes to the financial statements

30 June 2006

(continued)

15.	Non-current liabilities – Provisions

	Consolidated	Parent entity
	2006	2006	2005
	$’000	$’000	$‘000
Employee benefits - long service leave	63	63	26

Movements in provisions
Movements in each class of provision during the financial year are set out below:
Carrying amount at start of year	26	26	10
Additional provisions recognised	37	37	16
Unused amounts reversed	—	—	—

Carrying amount at end of year	63	63	26

16.	Non-current liabilities – Other liabilities

	Consolidated	Parent entity
	2006	2006	2005
	$’000	$’000	$‘000
Deferred government research grants	6	6	54

17.	Contributed equity

		Parent entity		Parent entity
		2006	2005	2006	2005
	Notes	Shares	Shares	$’000	$‘000
(a) Share capital
Ordinary shares	(b),(c)
Fully paid		176,903,592	134,770,092	134,745	54,716

Movements in ordinary share capital:

Date	Details	Number of shares	Issue price	$’000
1 July 2004	Opening balance	108,016,000		35,695
1 September 2004	Exercise of employee options	128,000	$0.1719	22
1 September 2004	Exercise of employee options	96,000	$0.1250	12
18 October 2004	Exercise of employee options	64,000	$0.1250	8
12 November 2004	Private placement	16,200,000	$0.7500	12,150
6 December 2004	Exercise of employee options	84,000	$0.1696	14
14 December 2004	Share purchase plan	4,362,092	$0.7500	3,272
16 December 2004	Private placement	5,800,000	$0.7500	4,350
1 March 2005	Exercise of employee options	20,000	$0.3125	6
	Less: Transaction costs on share issues	—		(813)

30 June 2005	Balance	134,770,092		54,716

Pharmaxis Ltd

Notes to the financial statements

30 June 2006 (continued)

17.	Contributed equity (continued)

Date	Details	Number of shares	Issue price	$’000
5 August 2005	Exercise of employee options	40,000	$0.3125	12
9 September 2005	Exercise of employee options	72,000	$0.3125	23
9 September 2005	Exercise of employee options	100,000	$0.1250	12
6 October 2005	Exercise of employee options	16,000	$0.3125	5
11 November 2005	Public offering on US Nasdaq Global Market	19,500,000	$2.1899	42,703
11 November 2005	Private placement on ASX	19,900,000	$2.2000	43,780
17 November 2005	Exercise of employee options	48,000	$0.3125	15
9 December 2005	Exercise of employee options	7,500	$0.5080	4
31 January 2006	Exercise of employee options	640,000	$0.1250	80
10 February 2006	Exercise of employee options	30,000	$0.3125	9
4 May 2006	Exercise of employee options	300,000	$0.3125	94
6 June 2006	Exercise of employee options	640,000	$0.1250	80
6 June 2006	Exercise of employee options	840,000	$0.3125	263
	Less: Transaction costs on share issue	—		(7,051)

30 June 2006	Balance	176,903,592	$0.8193	134,745

(b)	Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

(c)	Options

Information relating to the Pharmaxis Employee Option Plan, including details of options issued, exercised and lapsed during the financial year and options outstanding at the end of the financial year, is set out in note 30.

18.	Reserves and accumulated losses

	Consolidated	Parent entity
	2006	2006	2005
	$’000	$’000	$’000
(a) Reserves
Share-based payments reserve	2,521	2,521	1,397
Foreign currency translation reserve	1	—	—

	2,522	2,521	1,397

Share-based payments reserve
Balance 1 July	1,397	1,397	1,137
Option expense	1,124	1,124	260

Balance 30 June	2,521	2,521	1,397

Pharmaxis Ltd

Notes to the financial statements

30 June 2006

(continued)

18.	Reserves and accumulated losses (continued)

	Consolidated	Parent entity
	2006	2006	2005
	$’000	$’000	$’000
Foreign currency translation reserve
Balance 1 July	—	—	—
Currency translation differences arising during the year	1	—	—

Balance 30 June	1	—	—

(b)	Accumulated losses

Movements in accumulated losses were as follows:

	Consolidated	Parent entity
	2006	2006	2005
	$’000	$’000	$’000
Balance 1 July	(20,646)	(20,646)	(10,201)
Net loss for the year	(17,733)	(17,752)	(10,445)

Balance 30 June	(38,379)	(38,398)	(20,646)

(c)	Nature and purpose of reserves

(i)	Share-based payments reserve

The share-based payments reserve is used to recognise the fair value of options granted.

(ii)	Foreign currency translation reserve

Exchange differences arising on translation of the foreign controlled entity are taken to the foreign currency translation reserve, as described in note 1(d).

19.	Key management personnel disclosures

(a)	Directors

The following persons were directors of Pharmaxis Ltd during the financial year:

(i)	Chairman - non-executive

Denis Michael Hanley

(ii)	Executive directors

Alan Duncan Robertson (Managing Director and Chief Executive Officer) Brett Charlton (from 1 July 2005 to 20 March 2006)

(iii)	Non-executive directors

Brigitte Helen Smith

Charles Peter Hunt Kiefel

Carmel Judith Hillyard (from 1 July to 6 April 2006)

Malcolm John McComas

Peter Craig Farrell (from 15 March 2006)

(b)	Other key management personnel

The following persons also had authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, during the financial year:

Pharmaxis Ltd

Notes to the financial statements

30 June 2006

(continued)

19.	Key management personnel disclosures (continued)

Name	Position	Employer
William Butler Cowden	Chief Scientific Officer	Pharmaxis Ltd
John Francis Crapper	Chief Operations Officer	Pharmaxis Ltd
Ian Alexander McDonald	Chief Technical Officer	Pharmaxis Ltd
Brett Charlton	Medical Director	Pharmaxis Ltd
David Morris McGarvey	Chief Financial Officer	Pharmaxis Ltd
Gary Jonathan Phillips	Commercial Director	Pharmaxis Ltd

All of the above persons were also key management persons during the year ended 30 June 2005, including Brett Charlton, who was a Director during 2005.

(c)	Key management personnel compensation

	Consolidated	Parent entity
	2006	2006	2005
	$	$	$
Short-term employee benefits	1,761,612	1,761,612	1,326,851
Post-employment benefits	132,118	132,118	91,137
Share-based payments	600,666	600,666	152,708

	2,494,396	2,494,396	1,570,696

The company has taken advantage of the relief provided by Corporations Regulations and has transferred the detailed remuneration disclosures to the directors’ report. The relevant information can be found in the remuneration report section of the Directors’ Report.

(d)	Equity instrument disclosures relating to key management personnel

(i)	Options provided as remuneration and shares issued on exercise of such options

Details of options provided as remuneration and shares issued on the exercise of such options, together with terms and conditions of the options, can be found in the remuneration report section of the Directors’ Report.

(ii)	Option holdings

The number of options over ordinary shares in the company held during the financial year by each director of Pharmaxis Ltd and other key management personnel of the Group, including their personally related parties, are set out below.

2006
Name	Balance at the start of the year	Granted during the year as compensation	Exercised during the year	Other changes during the year	Balance at the end of the year	Vested and exercisable at the end of the year
Directors of Pharmaxis Ltd
DM Hanley	1,040,000	40,000	—	—	1,080,000	1,050,000
AD Robertson	2,080,000	150,000	—	—	2,230,000	2,117,500
CPH Kiefel	200,000	20,000	—	—	220,000	155,000
MJ McComas	200,000	20,000	—	—	220,000	155,000
Other key management personnel of the Group
WB Cowden	1,600,000	100,000	(1,480,000)	—	220,000	145,000
JF Crapper	960,000	100,000	(300,000)	—	760,000	565,000
IA McDonald	200,000	20,000	—	—	220,000	92,500
B Charlton	1,600,000	105,000	(640,000)	—	1,065,000	986,250
DM McGarvey	960,000	100,000	—	—	1,060,000	985,000
GJ Phillips	500,000	105,000	—	—	605,000	463,750

Pharmaxis Ltd

Notes to the financial statements

30 June 2006

(continued)

19.	Key management personnel disclosures (continued)

2005
Name	Balance at the start of the year	Granted during the year as compensation	Exercised during the year	Other changes during the year	Balance at the end of the year	Vested and exercisable at the end of the year
Directors of Pharmaxis Ltd
DM Hanley	1,040,000	—	—	—	1,040,000	—
AD Robertson	2,080,000	—	—	—	2,080,000	—
B Charlton	1,600,000	—	—	—	1,600,000	—
CPH Kiefel	200,000	—	—	—	200,000	—
MJ McComas	200,000	—	—	—	200,000	—
Other key management personnel of the Group
WB Cowden	1,600,000	—	—	—	1,600,000	—
JF Crapper	960,000	—	—	—	960,000	720,000
IA McDonald	—	200,000	—	—	200,000	—
DM McGarvey	960,000	—	—	—	960,000	840,000
GJ Phillips	500,000	—	—	—	500,000	375,000

(iii)	Share holdings

The numbers of shares in the company held during the financial year by each director of Pharmaxis Ltd and other key management personnel of the Group, including their close family members, are set out below. (Close members of the family of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity).

2006
Name	Balance at the start of the year	Received during the year on the exercise of options	Other changes during the year	Balance at the end of the year
Directors of Pharmaxis Ltd
Ordinary shares
DM Hanley	751,325	—	45,000	796,325
AD Robertson	100,000	—	—	100,000
CPH Kiefel	350,000	—	(150,000)	200,000
MJ McComas	139,999	—	—	139,999
BH Smith (1)	—	—	—	—
P Farrell	—	—	101,645	101,645
Other key management personnel of the Group
Ordinary shares
WB Cowden	—	1,480,000	(1,460,000)	20,000
JF Crapper	72,000	300,000	(370,000)	2,000
IA McDonald	—	—	—	—
B Charlton	20,000	640,000	—	660,000
DM McGarvey	45,000	—	—	45,000
GJ Phillips	26,664	—	(20,000)	6,664

Pharmaxis Ltd

Notes to the financial statements

30 June 2006

(continued)

19.	Key management personnel disclosures (continued)

2005
Name	Balance at the start of the year	Received during the year on the exercise of options	Other changes during the year	Balance at the end of the year
Directors of Pharmaxis Ltd Ordinary shares
DM Hanley	580,000	—	171,325	751,325
AD Robertson	100,000	—	—	100,000
B Charlton	20,000	—	—	20,000
CPH Kiefel	500,000	—	(150,000)	350,000
MJ McComas	100,000	—	39,999	139,999
BH Smith (1)	—	—	—	—
CJ Hillyard (2)	—	—	—	—
Other key management personnel of the Group
Ordinary shares
WB Cowden	—	—	—	—
JF Crapper	72,000	—	—	72,000
IA McDonald	—	—	—	—
DM McGarvey	45,000	—	—	45,000
GJ Phillips	20,000	—	6,664	26,664

(1)	BH Smith is associated with GBS Venture Partners Ltd, The Australian Bioscience Trust and Bioscience Ventures II. Perpetual Trustees Nominees as trustee of The Australian Bioscience Trust, holds 13,583,010 shares at 30 June 2006 (2005: 16,040,200). GBS Venture Partners Ltd as trustee and manager of Bioscience Venture II, holds 7,481,890 shares at 30 June 2006 (2005: 8,384,800).

(2)	CJ Hiiyard resigned as a Director on 6th April 2006. She is associated with CM Capital Investments Pty Ltd, CM Capital Investment Trust No 3, CIBC Australia Fund LLC and the Australia Venture Capital Fund L.P. CM Capital Investments Pty Ltd, as trustee of the CM Capital Investment Trust No 3 held 11,189,044 shares at 30 June 2005. CIBC Australia Fund LLC, as general partner of the Australia Venture Capital Fund L.P. held 3,635,956 shares at 30 June 2005.

(e)	Other transactions with key management personnel

There were no other transactions with key management personnel during the year ended 30 June 2006.

20.	Remuneration of auditors

During the year the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related audit firms:

	Consolidated	Parent entity
	2006	2006	2005
	$	$	$
(a) Assurance services

Audit services
PricewaterhouseCoopers Australian firm
Audit and review of financial reports and other audit work under the Corporations Act 2001	137,000	137,000	78,000
Audit of US GAAP financial report	20,000	20,000	12,000
Related practices of PricewaterhouseCoopers
Australian firm
Audit of US GAAP financial report	76,176	76,176	61,411

Total remuneration for audit services	233,176	233,176	151,411

Pharmaxis Ltd

Notes to the financial statements

30 June 2006

(continued)

20.	Remuneration of auditors (continued)

	Consolidated	Parent entity
	2006	2006	2005
	$	$	$
Other assurance services
PricewaterhouseCoopers Australian firm
Audit of government research grant claims	10,500	10,500	3,000
Audit of Form 20-F, lodged with the United States Securities and Exchange Commission in relation to the listing of the company on NASDAQ	80,879	80,879	50,000
Related practices of PricewaterhouseCoopers Australian firm
Audit of Form 20-F, lodged with the United States Securities and Exchange Commission in relation to the listing of the company on NASDAQ	353,597	353,597	302,507

Total remuneration for other assurance services	444,976	444,976	355,507

Total remuneration for assurance services	678,152	678,152	506,918

(b) Taxation services
PricewaterhouseCoopers Australian firm
International tax consulting and tax advice	25,973	25,973	—

Total remuneration for taxation services	25,973	25,973	—

It is the Group’s policy to employ PricewaterhouseCoopers on assignments additional to their statutory audit duties where PricewaterhouseCoopers’ expertise and experience with the Group are important.

21.	Contingent liabilities

The parent entity and Group had contingent liabilities at 30 June 2006 in respect of:

Government grants

The company has received three separate Australian Government research grants under the R&D START Program, all three of which have been completed. The Government may require the company to repay all or some of the amount of a particular grant together with interest in either of the following circumstances:

a)	the company fails to use its best endeavours to commercialise the relevant grant project within a reasonable time of completion of the project; or

b)	upon termination of a grant due to breach of agreement or insolvency.

The company continues the development and commercialisation of all three projects funded by the START Program.

The total amount received under the START Program at 30 June 2006 was $4,707,817 (2005: $4,200,979).

The company received $848,476 (2005: $Nil) under the Australian Government’s Pharmaceuticals Partnerships Program (“P3”) during the financial year. The Government may require the company to repay all or some of the amount of the grant together with interest in any of the following circumstances:

a)	the Government determines that expenditure claimed on research projects do not meet the P3 guidelines; or

b)	upon termination of the grant due to breach of agreement, change in control of the company or insolvency.

Other

The company has entered into an agreement with Macquarie Goodman to underwrite costs incurred as part of a development application for the proposed development of a purpose built facility. In the event that an Agreement of Lease is not entered into between the company and Macquarie Goodman in connection with the proposed development the company will be required to pay $40,000 toward to the DA submission.

Guarantees

The company’s bankers have issued a bank guarantee of $169,462 in relation to a rental bond for which no provision has been made in the accounts. This bank guarantee is secured by a security deposit held at the bank.

Pharmaxis Ltd

Notes to the financial statements

30 June 2006

(continued)

22.	Commitments

(a)	Capital Commitments

Capital expenditure contracted for at the reporting date but not recognised as liabilities is as follows:

	Consolidated	Parent entity
	2006	2006	2005
	$’000	$’000	$’000
Plant and equipment
Payable: Within one year	396	396	423

(b) Lease Commitments

Commitments in relation to leases contracted for at the reporting date but not recognised as liabilities, payable:
Within one year	389	389	322
Later than one year but not later than five years	1,389	1,389	—

	1,778	1,778	322

(i) Operating leases

The Group leases various offices under non-cancellable operating leases expiring within one to five years. The leases have varying terms, escalation clauses and renewal rights. On renewal, the terms of the leases are renegotiated.

(ii) Other commitments

The company has in place a number of contracts with consultants and contract research organisations in relation to its research and development activities. The terms of these contracts are for relatively short periods of time and allow for the contracts to be terminated with relatively short notice periods. The actual committed expenditure arising under these contracts is therefore not material.

23.	Related party transactions

(a)	Parent entities

The parent entity within the Group is Pharmaxis Ltd (incorporated in Australia).

(b)	Subsidiaries

Interests in subsidiaries are set out in note 24.

(c)	Key management personnel

Disclosures relating to key management personnel are set out in note 19.

(d)	Transactions with related parties

The following transactions occurred with related parties:

	Consolidated	Parent entity
	2006	2006	2005
	$	$	$
Rental income of plant and equipment to subsidiary	—	414	—
Marketing services expenditure paid to subsidiary	—	273,287	—

Pharmaxis Ltd

Notes to the financial statements

30 June 2006

(continued)

23.	Related party transactions (continued)

(e)	Outstanding balances arising from transactions

The following balances are outstanding at the reporting date in relation to transactions with related parties:

	Consolidated	Parent entity
	2006	2006	2005
	$	$	$
Current payables
Subsidiaries	—	55,721	—

(f)	Terms and conditions

All transactions were made on normal commercial terms and conditions and at market rates pursuant to a Contract for Services. Under the contract the parent entity is required to pay for services within 30 days of receipt, with interest penalty clauses applying after 90 days.

Outstanding balances are unsecured and are repayable in cash.

24.	Subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiary in accordance with the accounting policy described in note 1(b):

Name of entity	Country of incorporation	Class of shares	Equity holding
			2006	2005
			%	%
Pharmaxis UK Limited	United Kingdom	Ordinary	100	—

Pharmaxis UK Limited was incorporated on 3rd February 2006. Its results have been consolidated from this date.

25.	Events occurring after the balance sheet date

No matter or circumstance has arisen since 30 June 2006 that has significantly affected, or may significantly affect:

(a)	the company’s operations in future financial years, or

(b)	the results of those operations in future financial years, or

(c)	the company’s state of affairs in future financial years.

26.	Financial reporting by segments

The company operates predominantly in one industry. The principal activities of the company are the research, development and commercialisation of pharmaceutical products.

The company operates predominantly in one geographical area, being Australia.

Pharmaxis Ltd

Notes to the financial statements

30 June 2006

(continued)

27.	Reconciliation of loss after income tax to net cash outflows from operating activities

	Consolidated	Parent entity
	2006	2006	2005
	$’000	$’000	$’000
Loss for the year	(17,733)	(17,752)	(10,445)
Depreciation and impairment of plant & equipment	804	804	536
Amortisation and impairment of intangibles	143	143	90
Non-cash employee benefits expense -share-based payments	1,124	1,124	260
Net (gain) loss on disposal of non-current assets	40	40	—
Change in operating assets and liabilities
Increase in trade debtors	(7)	(7)	—
Increase in inventories	(100)	(100)	—
Increase in other operating assets	(956)	(951)	(556)
Increase in trade creditors	56	56	514
Increase in other operating liabilities	2,817	2,813	310
Increase in other provisions	37	37	16

Net cash outflow from operating activities	(13,775)	(13,793)	(9,275)

28.	Earnings per share

	Consolidated
	2006	2005
	Cents	Cents
(a) Basic earnings per share
Loss attributable to the ordinary equity holders of the company	(11.1)	(8.4)

(b) Diluted earnings per share
Loss attributable to the ordinary equity holders of the company	(11.1)	(8.4)

(c) Weighted average number of shares used as the denominator
Weighted average number of ordinary shares used as the denominator in calculating basic and diluted earnings / (loss) per share	160,349,332	123,933,133

(d)	Information concerning the classification of securities

Options

Options granted to employees under the Pharmaxis Ltd Employee Option Plan are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive. The options have not been included in the determination of basic earnings per share. Given the entity is currently loss making, the potential ordinary shares are anti-dilutive and have therefore not been included in the diluted earnings per share calculation. Details relating to the options are set out in note 30.

29.	Financial risk management

(a)	Net fair value of financial assets and liabilities

The directors consider the carrying amount of trade debtors, trade and other accounts payable and employee entitlements to approximate their net fair values.

Pharmaxis Ltd

Notes to the financial statements

30 June 2006

(continued)

29.	Financial risk management (continued)

(b)	Credit risk exposure

The Group manages its credit risk on bank accepted bills by spreading these bills across three major Australian banks.

(c)	Other risk exposures

Liquidty, cashflow and fair value interest rate risks are minimised by maintaining a short term maturity profile on bank accepted bills.

30.	Share-based payments

(a)	Employee Option Plan

The Pharmaxis Employee Option Plan (“EOP”) was approved by shareholders in 1999 and amended by shareholders in June 2003. The maximum number of options available to be issued under the EOP is 15% of total issued shares including the EOP. All employees and directors are eligible to participate in the EOP, but do so at the invitation of the Board. The terms of option issues are determined by the Board. Options are generally granted for no consideration and vest equally over a four year period. For options granted after 1 January 2003 the annual vesting is subject to approval by the Remuneration and Nomination Committee of the Board. The Committee gives its approval for vesting based on the achievement of individual employee’s personal annual objectives.

Options granted under the EOP carry no dividend or voting rights. When exercisable, each option is convertible into one ordinary share.

The exercise price is set by the Board. Before the company listed on the Australian Stock Exchange in November 2003, the Board set the exercise price based on its assessment of the market value of the underlying shares at the time of grant. Since listing the exercise price is set as the average closing price of Pharmaxis Ltd shares on the Australian Stock Exchange on the five business days prior to the grant of the options.

Set out below are details of options exercised during the year and number of shares issued to employees on the exercise of options.

Year ended 2006			Year ended 2005
Exercise date	Fair value of shares at issue date	Number	Exercise date	Fair value of shares at issue date	Number
5 August 2005	$1.75	40,000	2 September 2004	$0.58	224,000
9 September 2005	$2.26	72,000	14 October 2004	$0.74	64,000
9 September 2005	$2.20	100,000	2 December 2004	$0.83	84,000
6 October 2005	$2.69	16,000	4 March 2005	$1.25	20,000
17 November 2005	$2.24	48,000
9 December 2005	$2.01	7,500
31 January 2006	$2.00	640,000
10 February 2006	$2.20	30,000
4 May 2006	$2.44	300,000
6 June 2006	$2.08	640,000
6 June 2006	$2.08	840,000

		2,733,500			392,000

The fair value of shares issued on the exercise of options is the closing price at which the company’s shares were traded on the Australian Stock Exchange on the day of the exercise of the options.

There were 7,772,625 vested options at 30 June 2006 (8,792,250 at 30 June 2005). There are no options under escrow (6,720,000 at 30 June 2005). Set out below are summaries of options granted under the plan:

Pharmaxis Ltd

Notes to the financial statements

30 June 2006

(continued)

30.	Share-based payments (continued)

Grant Date	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Expired during the year Number	Balance at end of the year Number	Vested at end of the year Number
Consolidated and parent entity - 2006
1 Dec 1999	30 Nov 2009	$0.1250	2,400,000	—	1,280,000	—	1,120,000	1,120,000
1 July 2000	30 June 2010	$0.1250	160,000	—	100,000	—	60,000	60,000
1 Sept 2001	30 August 2011	$0.3125	640,000	—	—	—	640,000	640,000
2 Dec 2001	30 Nov 2011	$0.1250	160,000	—	—	—	160,000	160,000
12 May 2003	30 June 2012	$0.3125	4,548,000	—	1,046,000	—	3,502,000	3,502,000
12 May 2003	30 Nov 2012	$0.3125	480,000	—	—	—	480,000	480,000
12 May 2003	30 April 2013	$0.3125	216,000	—	—	—	216,000	162,000
1 July 2003	30June 2013	$0.3125	960,000	—	300,000	—	660,000	540,000
4 July 2003	3 July 2013	$0.3125	200,000	—	—	—	200,000	150,000
9 Dec 2003	30 Nov 2013	$0.3760	500,000	—	—	—	500,000	437,500
25 April 2004	24 April 2014	$0.5080	30,000	—	7,500	—	22,500	7,500
4 June 2004	3 June 2014	$0.4260	15,000	—	—	—	15,000	7,500
2 Feb 2005	1 Feb 2015	$0.8340	275,000	—	—	20,000	255,000	108,750
12 May 2005	11 May 2015	$1.1470	330,000	—	—	—	330,000	120,000
5 August 2005	4 August 2015	$1.7900	—	954,500	—	—	954,500	238,625
17 Oct 2005	16 Oct 2015	$2.7720	—	155,000	—	—	155,000	38,750
13 Feb 2005	12 Feb 2016	$2.1940	—	320,000	—	10,000	310,000	—
1 June 2006	31 May 2016	$2.0340	—	111,500	—	—	111,500	—

Total			10,914,000	1,541,000	2,733,500	30,000	9,691,500	7,772,625

Weighted average exercise price			$0.308	$1.990	$0.218	$1.287	$0.597	$0.362

Grant Date	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Expired during the year Number	Balance at end of the year Number	Vested at end of the year Number
Consolidated and parent entity - 2005
1 Dec 1999	30 Nov 2009	$0.1250	2,400,000	—	—	—	2,400,000	2,400,000
1 July 2000	30 June 2010	$0.1250	384,000	—	224,000	—	160,000	160,000
1 Jan 2001	31 Dec 2010	$0.1250	96,000	—	96,000	—	—	—
1 Sept 2001	30 August 2011	$0.3125	640,000	—	—	—	640,000	640,000
2 Dec 2001	30 Nov 2011	$0.1250	160,000	—	—	—	160,000	160,000
12 May 2003	30 June 2012	$0.3125	4,640,000	—	72,000	20,000	4,548,000	3,638,000
12 May 2003	30 Nov 2012	$0.3125	480,000	—	—	—	480,000	480,000
12 May 2003	30 April 2013	$0.3125	216,000	—	—	—	216,000	108,000
1 July 2003	30 June 2013	$0.3125	960,000	—	—	—	960,000	720,000
4 July 2003	3 July 2013	$0.3125	200,000	—	—	—	200,000	100,000
9 Dec 2003	30 Nov 2013	$0.3760	500,000	—	—	—	500,000	375,000
25 April 2004	24 April 2014	$0.5080	60,000	—	—	30,000	30,000	7,500
4 June 2004	3 June 2014	$0.4260	15,000	—	—	—	15,000	3,750
2 Feb 2005	1 Feb 2015	$0.8340	—	275,000	—	—	275,000	—
12 May 2005	11 May 2015	$1.1470	—	330,000	—	—	330,000	—

Total			10,751,000	605,000	392,000	50,000	10,914,000	8,792,250

Weighted average exercise price			$0.264	$1.005	$0.159	$0.430	$0.308	$0.257

Pharmaxis Ltd

Notes to the financial statements

30 June 2006

(continued)

30.	Share-based payments (continued)

There were 30,000 options forfeited during 2006 (50,000 options during 2005).

The weighted average remaining contractual life of share options outstanding at the end of the period was 6.52 years (2005 – 6.72 years).

Fair value of options granted

The assessed fair value at grant date of options granted during the year ended 30 June 2006 is detailed in the table below. The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the share price at grant date and expected price volatility of the underlying share and the risk free interest rate for the term of the option.

The model inputs for options granted during the year ended 30 June 2006 are as follows:

Grant date	No. of options granted	Exercise Price	Share Price	Time to expiration (days)	Volatility (%)	Annual interest rate (%)	Option value
5 August 2005	619,500	$1.790	$1.79	3,650	50%	5.31%	$1.2152
5 August 2005	335,000	$1.790	$1.79	3,650	50%	5.48%	$1.6780
17 October 2005	155,000	$2.772	$2.772	3,650	50%	5.46%	$1.8955
13 February 2006	320,000	$2.194	$2.194	3,650	50%	5.29%	$1.4932
1 June 2006	111,500	$2.034	$2.034	3,650	50%	5.74%	$1.3974

	1,541,000

The options are issued for no consideration.

The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information.

(b)	Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were as follows:

	Consolidated	Parent entity
	2006	2006	2005
	$’000	$’000	$’000
Options issued under employee option plan	1,124	1,124	260

Pharmaxis Ltd

Notes to the financial statements

30 June 2006

(continued)

31.	Explanation of transition to Australian equivalents of IFRSs

(1)	Reconciliation of equity reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRSs (AIFRS)

(a)	At the date of transition to AIFRS: 1 July 2004

	Notes		Previous AGAAP	Effect of transition to AIFRS	AIFRS
			$’000	$’000	$’000
Parent entity

Current assets
Cash and cash equivalents			25,217	—	25,217
Other			148	—	148

Total current assets			25,365	—	25,365

Non-current assets
Plant and equipment			1,474	—	1,474
Intangible assets			1,162	—	1,162
Other financial assets			260	—	260

Total non-current assets			2,896	—	2,896

Total assets			28,261	—	28,261

Current liabilities
Trade and other payables			1,448	—	1,448
Other liabilities – deferred research grants	4	(b)	23	48	71

Total current Liabilities			1,471	48	1,519

Non-current liabilities
Provisions			10	—	10
Other liabilities – deferred research grants	4	(b)	—	101	101

Total non-current liabilities			10	101	111

Total liabilities			1,481	149	1,630

Net assets			26,780	(149)	26,631

Shareholders’ equity
Contributed equity			35,695	—	35,695
Reserves	4	(a)	—	1,137	1,137
Accumulated losses	4	(a)(b)	(8,915)	(1,286)	(10,201)

Total equity			26,780	(149)	26,631

Pharmaxis Ltd

Notes to the financial statements

30 June 2006

(continued)

31.	Explanation of transition to Australian equivalents of IFRSs (continued)

(b)	At the end of the last reporting period under previous AGAAP: 30 June 2005

	Notes		Previous AGAAP	Effect of transition to AIFRS	AIFRS
			$’000	$’000	$’000
Parent entity

Current assets
Cash and cash equivalents			33,390	—	33,390
Other			702	—	702

Total current assets			34,092	—	34,092

Non-current assets
Plant and equipment			2,477	—	2,477
Intangible assets			1,106	—	1,106
Other financial assets			262	—	262

Total non-current assets			3,845	—	3,845

Total assets			37,937	—	37,937

Current liabilities
Trade and other payables			2,287	—	2,287
Other liabilities – deferred research grants	4(b	)	55	48	103

Total current liabilities			2,342	48	2,390

Non-current liabilities
Provisions			26	—	26
Other liabilities – deferred research grants	4(b	)	—	54	54

Total non-current Liabilities			26	54	80

Total liabilities			2,368	102	2,470

Net assets			35,569	(102)	35,467

Equity
Contributed equity	4(a	)	54,716	—	54,716
Reserves	4(a	)	—	1,397	1,397
Accumulated losses	4(a	)(b)	(19,147)	(1,499)	(20,646)

Total equity			35,569	(102)	35,467

Pharmaxis Ltd

Notes to the financial statements

30 June 2006 (continued)

31.	Explanation of transition to Australian equivalents of IFRSs (continued)

(2)	Reconciliation of loss for the year ended 30 June 2005

	Notes	Previous AGAAP	Effect of transition to AIFRS	AIFRS
		$’000	$’000	$’000
Parent entity
Revenue from sale of goods		—	—	—
Cost of sales		—	—	—

Gross profit		—	—	—

Other revenue		1,702	—	1,702
Other income	4(b)	1,172	47	1,219

Other expenses from ordinary activities
Research & development expenses	4(a)	(9,154)	(115)	(9,269)
Administration expenses	4(a)	(3,105)	(29)	(3,134)
Commercial expenses	4(a)	(847)	(116)	(963)
Profit / (loss) before related income tax expense		(10,232)	(213)	(10,445)
Income tax expense / (credit)		—	—	—

Net profit / (loss)		(10,232)	(213)	(10,445)

(3)	Reconciliation of cash flow statement for the year ended 30 June 2005

The adoption of AIFRSs has not resulted in any material adjustments to the cash flow statement.

(4)	Notes to the reconciliations

(a)	Share-based payments

Under AASB 2 Share-based Payment from 1 July 2004 the Company is required to recognise an expense for those options that were issued to employees under the Pharmaxis Ltd Option Plan. The company has elected not to apply the exemption in relation to share options granted prior to 7th November 2002 and has recorded the appropriate expense for all options. The effect of this is:

i.	At 1 July 2004

There has been a decrease in retained earnings of $1,136,941 and a corresponding increase in reserves.

ii.	At 30 June 2005

There has been a decrease in retained earnings of $1,397,460 and a corresponding increase in reserves.

iii.	For the year ended 30 June 2005

There has been an increase in employee benefits expense of $260,518.

(b)	Government grants

Under AIFRS, government grants for plant and equipment are recognised as deferred income and amortised into other income over the life of the related plant and equipment. The effect of this is:

iv.	At 1 July 2004

There has been an increase in net deferred research grants of $149,171 and a corresponding decrease in retained earnings.

v.	At 30 June 2005

There has been an increase in net deferred research grants of $101,309 and a corresponding decrease in retained earnings.

Pharmaxis Ltd

Notes to the financial statements

30 June 2006 (continued)

31.	Explanation of transition to Australian equivalents of IFRSs (continued)

vi.	For the year ended 30 June 2005

There has been an increase in other revenue of $47,862.

Quarterly Report to Shareholders No 11

April—June 2006

pharmaxis

Pharmaxis Ltd
ABN 75 082 811 630

8 August 2006

The development of human healthcare products

for the treatment and management of respiratory

and autoimmune diseases.

Product Development at Pharmaxis

Discovery	Preclinical	Phase I clinical trials	Phase II clinical trials	Phase III clinical trials	Marketing application	Product launch
PXS2076 rheumatoid arthritis PXS74 asthma	PXS64 multiple sclerosis		Aridol COPD Bronchitol COPD	Bronchitol bronchiectasis cystic fibrosis Aridol (USA) asthma	Aridol (Europe) asthma	Aridol (Australia) asthma

• discovery and development	• testing • safety testing • clinical study design • regulatory support • pilot manufacture	• safety and tolerability • regulatory approval • ethical approval • clinical supply manufacture	• effectiveness • dose selection • safety • regulatory approval • ethical approval • manufacture	• effectiveness • safety • regulatory approval • ethical approval • full scale manufacture	• international regulatory approval • pricing • full scale manufacture	• sales and marketing • market support • clinical studies • manufacture

COPD = Chronic Obstructive Pulmonary Disease - a fatal disease of the lungs, related to smoking

Front cover: Gary Phillips, Jo Prior and Philip Gregory from the marketing department

2

8 August 2006

“New treatments for respiratory and autoimmune disease”

Overview

We are a specialty pharmaceutical business with activities spanning product research & development through to manufacture, sales and marketing.

Our therapeutic interests include diseases of the lung - such as cystic fibrosis, asthma, bronchiectasis and chronic obstructive pulmonary disease and diseases of the immune system such as multiple sclerosis and rheumatoid arthritis.

Our first product, Aridol, is now registered for sale in Australia to identify hyperresponsive airways associated with asthma. Aridol is designed to assist in the management of both asthma and chronic obstructive pulmonary disease. Our second product, Bronchitol, is in final clinical trials as a new treatment for cystic fibrosis and chronic obstructive pulmonary diseases such as bronchiectasis and chronic bronchitis.

“First sales in Australia and in the USA”

Quarter Highlights

•       US FDA meeting to agree final cystic fibrosis clinical trials

•       EMEA protocol assistance meeting for cystic fibrosis trial

•       Aridol in COPD trial completes enrolment

•       Bronchitol in bronchiectasis Phase III trial enrolls first patient

•       First Aridol sales in Australia

•       First Aridol sales to a US biopharmaceutical company

•       Successful TGA audit enabling commercial manufacture

Anticipated Forthcoming Events

	• Aridol marketing authorisation in Sweden	2H 2006

	• Appointment of additional European distributors	2H 2006

	• Completion of US Aridol asthma trial	2H 2006

	• Aridol marketing authorisation in other EU countries	2H 2006

	• Completion of Aridol COPD management study	2H 2006

	• Completion of Bronchitol cystic fibrosis dosing study	2H 2006

	• Initiation of Bronchitol cystic fibrosis Phase III study	2H 2006
“Anticipating European registration”

Current Activities— Regulatory

Aridol marketing authorisation in Sweden

The dossier seeking approval to market Aridol in Sweden was filed with the Swedish Medical Products Agency in May 2005. Approval in Sweden provides entry to rest of the European Union through what is known as “the mutual recognition procedure”. The Swedish review has taken longer than the average review period advertised by the Swedish agency and longer than the directive issued by the European Commission. This reflects an increased workload for the agency rather than any difficulties with the application or with Aridol. Fortunately, the formal review process has finally begun and we expect a decision in the third quarter of the year.

A successful TGA audit of our manufacturing facility in April resulted in a licence being issued to manufacture Aridol for commercial sale.

3

8 August 2006

“Australian sales force appointed” “US Aridol trial near to closing recruitment” “COPD trial enrollment closes”

Current Activities—Marketing

Aridol commercial launch

Aridol was launched to the Australian pulmonary specialist community at the Thoracic Society of Australia and New Zealand annual conference in late March. A sales force of six was recruited and trained during the quarter. We organized a series of state-based Aridol educational seminars that were attended by over half of the key respiratory physicians and senior scientists in the country, and a series of state-based training seminars where over 65% of respiratory laboratories were represented. The sales force is now focusing on visiting individual respiratory laboratories to continue training in administering the Aridol test. Approximately 70% of respiratory laboratories have registered as customers. Product was available from mid June enabling initial orders to be shipped and first revenue from product sales to be booked. We also received a large order to supply Aridol to a US pharmaceutical company for a series of Phase II trials involving their potential new treatment for asthma.

Current Activities — Clinical

In May, we attended an end of Phase II meeting with the FDA, the US regulatory agency, and a protocol assistance meeting with the European regulatory agency, the EMEA in relation to our Phase III cystic fibrosis clinical trials for Bronchitol. Planning for both Phase III trials is now well advanced.

We have currently five major clinical trials in progress, as detailed below. Three other trials are being planned—two Phase III trials of Bronchitol in cystic fibrosis and an acute study in chronic bronchitis.

Aridol for asthma

The pivotal trial for registration in the US, A-305, has enrolled more than 300 patients against an initial target at the outset of the trial of 280. On the advice of our statistician, and because we found a different to expected ratio of asthma negative to asthma positive, we are over-enrolling the study to ensure we achieve the forecast outcome. We expect to be able to close the trial in August. Following reporting of the trial, we will lodge the US marketing application with the FDA.

Aridol for chronic obstructive pulmonary disease

COPD is one of the four principal causes of death and affects an estimated 30 million patients in the western world. A proportion of COPD patients respond clinically to inhaled corticosteroids (ICS), however, there is no effective way of determining those patients who will benefit from treatment. Based on earlier work by a Swiss physician, and in addition to its utility in detecting airway inflammation in patients suspected of having asthma, Aridol may be of use in identifying this subset of patients.

Our Phase II trial reached full enrollment in April 2006, and we are expecting the results to be available in Q4 2006.

4

8 August 2006

Bronchitol for cystic fibrosis

The lung of a person with cystic fibrosis has a depleted layer of the fluid that normally surrounds and protects the delicate surface of the lung. This results from an inability to maintain proper hydration of the lung and this, in turn, causes a weakening of lung defence and a breakdown in normal lung clearance. Bronchitol is a new class of agent designed to restore normal lung hydration and return normal lung defence and normal lung clearance processes.

“CF trials enrolling steadily”	Following the successful Phase II clinical trial in Australia and New Zealand, we initiated a dose-ranging study through clinical centres in Canada. This study has now reached 50% enrollment. The study compares the clinical effects of different doses of Bronchitol in the same patient, with the objective of providing advice to the patient on the most suitable dose. Although the study has been challenging to recruit, data from the study is expected during the second half of the year.

A UK-based, investigator-led, clinical trial is being conducted in cystic fibrosis children between the ages of 8 and 18. The trial compares Bronchitol with existing treatments. Each enrolled patient will assess three different treatments regimens over a 9 month period (Bronchitol alone, Bronchitol plus Pulmozyme and Pulmozyme alone). Pulmozyme is the most commonly prescribed drug to improve mucus clearance in patients with cystic fibrosis and the aim is to determine how Bronchitol works with Pulmozyme. This study is expected to close towards the end of the year and, while the trial is not on the path to approval, it will provide valuable insights into the best treatment options for the patient.

“Phase III study enrolling strongly”

Bronchitol for bronchiectasis

The bronchiectasis Phase III trial is the final trial before seeking approval to market Bronchitol. It follows patients for an 18 week dosing period and promises to be the first, and only, therapeutic agent to improve lung clearance in this patient group. This trial follows our successful Phase II program and is being run in Australia, New Zealand, and the United Kingdom. We aim to recruit 350 patients into this study and so far over a third of the required patients have been enrolled. The recruitment phase of the trial is due to be completed by the end of the year and the objective is to show an improvement in quality of life, exercise, sleep, and lung function in patients receiving Bronchitol.

“Clean audit from Australian regulator”

Current Activities – Manufacturing and Distribution

Subsequent to the successful auditing of our GMP manufacturing facility in Sydney, and the upgrading of our licence in March, we commenced manufacture of Aridol for commercial supply. The blister-packaged, approved, final product became available in June and we have established an efficient packing and distribution capability within the company. Orders are now being dispatched from our warehouse.

5

8 August 2006

“CF trial presented to international community”

Publications/Presentations

Over 40 scientific articles have been published in numerous peer reviewed journals on both Aridol and Bronchitol. Articles that have been published, or presentations made this quarter include:

1.      Brannan JD, Gulliksson M, Anderson SD, Chew N, Seale JP, Kumlin M. Inhibition of mast cell PGD2 release protects against mannitol-induced airway narrowing. Eur Respir J. 2006 May;27(5):944-50

2.      Anderson SD, Sue-Chu M, Perry CP, Gratziou C, Kippelen P, McKenzie DC, Beck KC, Fitch KD. Bronchial challenges in athletes applying to inhale a beta2-agonist at the 2004 Summer Olympics. J Allergy Clin Immunol. 2006 Apr;117(4):767-73. Epub 2006 Mar 3.

3.      Results of the Phase II cystic fibrosis trial were presented at the annual meeting of the American Thoracic Society (ATS) in May (San Diego) and at the 29th European Cystic Fibrosis Conference in June (Copenhagen)

Intellectual Property Portfolio

		USA	Europe	Australia	ROW
	Patent Family 1 – Aridol and Bronchitol	G	P	G	P/G

	Patent Family 2 – Phosphosugar based anti-inflammatory and/or immunosuppressive drugs	G	G	G	G

	Patent Family 3 – Novel phosphosugars and phosphosugar- containing compounds having anti- inflammatory activity	G	n/a	G	n/a

“Australian	Patent Family 4 – Novel compounds and methods	G	P	P	G/P

patent granted”	Patent Family 5 – Novel pyrans and methods (PXS25)	PCT	PCT	PCT	PCT

	Patent Family 6 – Novel cannabinoid agonists (PXS2030)	A	A	A	A

	Patent Family 7 – Novel inhibitors of TNF (PXS2076 and PXS2098)	Prov

*G = granted; P = pending; prov = provisional; PCT = Patent Cooperation Treaty; ROW denotes rest of the world including Japan; A = abandoned

During the quarter, we received notification that the patent covering new treatments for autoimmune diseases (Patent Family 4) was granted in Australia. This follows approval in the US and New Zealand recently.

A final response to the European examiners comments were filed with the European patent office for Patent Family 1, which covers both Aridol and Bronchitol. In addition, the first comments were received from the Japanese examination of this patent.

6

8 August 2006

Financial Overview for the Quarter

Pharmaxis recorded the initial sale of product in June when Aridol was supplied to its first commercial customer. By the end of the month, Pharmaxis had shipped and invoiced product to the value of $8,383. By 30 June 2006, the group had received sales orders totalling $121,611, including an order from a US Biopharmaceutical company that will use Aridol in a series of Phase II asthma clinical trials. The backlog of outstanding sales orders at 30 June 2006 stood at $113,228. Gross margin for the period was 75% of sales.

Pharmaxis finished the quarter with $98 million in cash and cash equivalents.

The increase in interest income over the prior comparable quarter to $1.4 million reflects the increased cash balance following an $87 million capital raising in November 2005.

Research and development expenses for the quarter were over 130% above the level of expenditure in the prior comparable quarter and over 50% above the level of expenditure in the quarter ended 31 March 2006. The clinical trial programs are consistently the largest component of research, and accounted for approximately 75% of the increase in research expenditure. We experienced strong recruitment for both the US Phase III clinical trial of Aridol for asthma, and the Phase III clinical trial of Bronchitol for bronchiectasis. Steady recruitment continued in the Canadian Bronchitol for cystic fibrosis Phase II dosing trial and the UK investigator-led Bronchitol for cystic fibrosis Phase II trial in children. Preparation continues for international Bronchitol Phase III clinical trials in cystic fibrosis. Long term pre-clinical safety studies of Bronchitol were the other major expenditure increase during the quarter. Commercial expenses have increased significantly over both the prior comparable quarter and the quarter ended 31 March 2006; the increase being principally related to recruiting a sales and marketing force, the market launch of Aridol in Australia and preparations for its European launch.

Administration expenses have increased approximately 25% over the prior comparable quarter, mainly as a result of an increase in the expense associated with options issued to employees. Compared to the quarter ended 31 March 2006, expenses also increased by approximately 25%, as a result of a number of accruals related to the financial year end such as annual bonuses, annual US filings, etc.

Income tax expense relates to income generated by the UK subsidiary which was incorporated during the year and is currently reimbursed for its expenditures on a cost plus basis.

Australian and US Generally Accepted Accounting Principles

Our financial statements are presented in both Australian and US Generally Accepted Accounting Principles (GAAP). Australian GAAP financial statements are prepared in accordance with Australian Equivalents to International Financial Reporting Standards (AIFRS). The major differences between the two sets of financial statements, apart from presentation format and line item descriptions are:

•      US GAAP Statement of Operations offset research grants against research expenditure,

•      US GAAP Statement of Operations separately report the amortization of intangibles from research expenditure. This is included in research expenditure as reported under Australian GAAP.

In the US GAAP Balance Sheet, research grants received in relation to plant & equipment are netted against the cost of the plant and equipment. Under Australian GAAP the grants are deferred as a liability and amortized over the life of the plant and equipment.

Jane Sugden	Pharmaxis Ltd
Investor Relations and Communications	ABN 75 082 811 630
jane.sugden@pharmaxis.com.au	2/10 Rodborough Road
Telephone: 02 9454 7230	Frenchs Forest, NSW

7

Australian Generally Accepted Accounting Principles

(Unaudited)

(‘000 except per share data)

Income Statement
	Three months ended		Year-to-date
	30-Jun-06	30-Jun-05	30-Jun-06	30-Jun-05
	A$	A$	A$	A$
Revenue from sale of goods	8	—	8	—
Cost of sales	(2)	—	(2)	—

Gross profit	6	—	6	—

Other income
Interest	1,428	493	4,282	1,702
Grant income	401	372	1,299	1,219
Other	—	—	—

Expenses
Research & development	(6,928)	(2,906)	(16,978)	(9,269)
Commercial	(851)	(298)	(1,951)	(963)
Administration	(1,223)	(1,006)	(4,386)	(3,134)

Total expenses	(9,002)	(4,210)	(23,315)	(13,366)

Net loss before tax	(7,167)	(3,345)	(17,728)	(10,445)
Income tax expense	(5)	—	(5)	—

Net loss after tax	(7,172)	(3,345)	(17,733)	(10,445)

Basic and diluted earnings (loss) per share	(0.041)	(0.025)	(0.111)	(0.084)

Depreciation & amortisation	240	205	946	626
Fair value of options issued under employee plan	312	97	1,124	260

Balance Sheet	As at
	30-Jun-06	30-Jun-05
	A$	A$
Cash and cash equivalents	97,840	33,390
Plant & equipment	3,205	2,477
Intangible assets	1,195	1,106
Total assets	104,267	37,937
Total liabilities	5,379	2,470
Total shareholders’ equity	98,888	35,467

Cash Flow	Three months ended		Year-to-date
	30-Jun-06	30-Jun-05	30-Jun-06	30-Jun-05
	A$	A$	A$	A$
Cash flows from operating activities	(4,698)	(3,049)	(13,775)	(9,275)
Cash flows from investing activities	(439)	(473)	(1,804)	(1,573)
Cash flows from financing activities	368	—	80,029	19,021

Net increase (decrease) in cash held	(4,769)	(3,522)	64,450	8,173

Share Data	As at
	30-Jun-06	30-Jun-05
Ordinary shares on issue	176,904	134,770
Options over ordinary shares outstanding	9,692	10,914

US Generally Accepted Accounting Principles

(Unaudited)

(‘000 except per share data)

Statement of Operations
	Three months ended			Twelve months ended
	Jun-30-05	Jun-30-06	Jun-30-06	Jun-30-05	Jun-30-06	Jun-30-06
	A$	A$	US$(1)	A$	A$	US$ (1)
Revenue from sale of goods	—	8	6	—	8	6
Cost of sales	—	(2)	(1)	—	(2)	(1)

Gross profit	—	6	5	—	6	5

Operating expenses
Research & development	2,486	6,333	4,701	7,885	14,975	11,116
Commercial	197	806	598	807	1,769	1,313
General and administrative	1,035	1,121	832	3,105	4,051	3,007
Amortisation of intangible assets	23	29	22	90	97	72
Fair value of stock options issued to employees			—			—
Research & development	67	165	122	115	614	456
Commercial	60	45	33	116	175	130
General and administrative	(30)	102	76	29	335	249

Total operating expenses	3,838	8,601	6,384	12,147	22,016	16,343

Loss from operations	(3,838)	(8,595)	(6,379)	(12,147)	(22,010)	(16,338)
Interest and other income	493	1,428	1,060	1,702	4,282	3,179

Net loss before tax	(3,345)	(7,167)	(5,319)	(10,445)	(17,728)	(13,159)
Income tax expense		(5)			(5)

Net loss	(3,345)	(7,172)	(5,319)	(10,445)	(17,733)	(13,159)

Basic and diluted net loss per ADS	(0.372)	(0.612)	(0.454)	(1.260)	(1.659)	(1.231)
Depreciation & amortisation	194	184	137	579	854	634

Balance Sheet Data	As at
	Jun-30-05	Jun-30-06	Jun-30-06
	A$	A$	US$(1)
Cash and cash equivalents	33,268	97,840	72,627
Plant & equipment	2,376	3,151	2,339
Intangible assets	1,106	1,195	887
Total assets	37,836	104,213	77,357
Total liabilities	2,369	5,325	3,953
Total shareholders’ equity	35,467	98,888	73,405

Cash Flow Data	Three months ended			Year-to-date
	Jun-30-05	Jun-30-06	Jun-30-06	Jun-30-05	Jun-30-06	Jun-30-06
	A$	A$	US$(1)	A$	A$	US$(1)
Net cash used in operating activities	(3,006)	(4,698)	(3,487)	(9,280)	(13,653)	(10,135)
Net cash used in investing activities	(474)	(439)	(326)	(1,574)	(1,804)	(1,339)
Net cash provided by financing activities	—	368	273	19,021	80,029	59,406

Net increase in cash and cash equivalents	(3,480)	(4,769)	(3,540)	8,167	64,572	47,932

American Depositary Share Data	As at
	30-Jun-05	30-Jun-06
Equivalent ADSs on issue	8,985	11,794
Equivalent Options over ADSs outstanding	728	646

(1)	Convenience translation into U.S. dollars from Australian dollars based upon rate on June 30, 2006

8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHARMAXIS LTD

Date:	August 9, 2006	By:	/s/ David M. McGarvey
David M. McGarvey
Chief Financial Officer